Exhibit 99.1

Futu Responds to Media Report

HONG KONG, October 15, 2021 -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a tech-driven online brokerage and wealth management platform in China, today noted that a certain Chinese media outlet questioned the ability of certain online brokers, including the Company, to handle Chinese investors’ personal data for cross-border trading of stocks in accordance with the requirements of China’s Personal Information Protection Law (the “PIPL”), which will come into force on November 1, 2021. In response to the media report, Futu reiterated that regarding the rectification opinions put forward by the “Special Task Force on the Regulation of Apps” in July 2019, Futu contacted the Task Force immediately thereafter and had completed all the rectification work in satisfaction of the relevant opinions and regulatory requirements by August 2, 2019.

Futu also emphasized that since its founding, it has made the protection of personal information and data its top priority. The Company has been strictly complying with applicable laws and regulations, and maintained regular self-inspection to ensure compliance. Futu has also engaged external law firms and professional cybersecurity teams to conduct regular cybersecurity studies, examinations and inspections so as to optimize its systems and boost its risk prevention capabilities. Regarding the PIPL and other Chinese laws and regulations on data protection, Futu has always been closely monitoring the latest regulatory developments and optimizing its compliance practices. Futu is subject to similar data and privacy protection requirements in other markets in which the Company operates, including the United States and Singapore. The Company has always been, and will continue, actively communicating with regulators, strengthening internal training to enhance employee’s awareness on personal information protection, and honing its capabilities of safeguarding personal information.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitized brokerage and wealth management platform. The Company primarily serves the emerging affluent population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platform, Futubull and moomoo, each a highly integrated application accessible through any mobile device, tablet or desktop. The Company’s primary fee-generating services include trade execution and margin financing which allow its clients to trade securities, such as stocks, warrants, options, futures and exchange-traded funds, or ETFs, across different markets. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu’s goal and strategies; Futu’s expansion plans; Futu’s future business development, financial condition and results of operations; Futu’s expectations regarding demand for, and market acceptance of, its credit products; Futu’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations
Futu Holdings Limited
ir@futuholdings.com